Exhibit 99.1

Spreadtrum Announces the World's First Commercial 40nm Low Power TD-HSPA /TD-SCDMA Multi-mode Communication Baseband Processor

BEIJING, Jan. 18, 2011 /PRNewswire-Asia/ -- Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced the world's first 40nm low power TD-HSPA/TD-SCDMA multi-mode communication baseband processor, the SC8800G. The new product was announced during a technology forum jointly held by Spreadtrum, China Semiconductor Industry Association, Qingdao Hisense Communication Co., Ltd., Huawei Device Co., Ltd. and Shenyang New Postcom Equipment Co., Ltd. at the Great Hall of the People, Beijing, China. At the forum, Spreadtrum successfully demonstrated its latest commercial mobile handsets based on the SC8800G.

Designed with 40nm CMOS silicon technology, the SC8800G achieves groundbreaking levels of performance and integration while simultaneously reducing power consumption, lowering overall costs and meeting the need for next generation communication experience. Spreadtrum SC8800G enables TD-HSUPA, TD-SCDMA, GSM, GPRS and EDGE operation and supports TD-HSDPA at 2.8Mbps, TD-HSUPA at 2.2Mbps. This product will enable the price of TD-SCDMA mobile terminals to be close to that of 2.5G products. At the same time, it will offer a reliable platform for various 3G services and will play an integral role in driving the development of TD-SCDMA, TD-LTE and 4G technology. The TD-HSPA/TD-SCDMA multi-mode mobile phones developed based on SC8800G have already passed the network access testing of Telecommunication Bureau of Ministry of Industry and Information Technology and the market entry testing of China Mobile, meeting all commercial standards.

SC8800G achieves great speed advancement while significantly reducing power consumption. The chip is an ideal solution for customers to develop competitive low power consumption mobile handsets. Furthermore, this world's first commercial 40nm low power TD-HSPA/TD-SCDMA multi-mode communication baseband processor will contribute to the development of Intelligent City, Internet of Things, Mobile Internet and the integration of telecommunications networks, cable TV networks and Computer network  in China.

Dr. Leo Li, Spreadtrum's President and CEO said, "As the inventor of the world's first commercial 40nm low power TD-HSPA/TD-SCDMA multi-mode communication baseband processor, we are proud of our cutting-edge technology in 3G communication standards, our design capability in advanced technology and our world-class engineering team. The commercial TD-HSPA/TD-SCDMA mobile phones developed based on the SC8800G are representative of the progression from 'made in China' to 'invented in China'. China's IC design companies are presented with tremendous opportunities as the country undergoes a major upgrade in industry and economy development. Spreadtrum is dedicated to the continuous technology innovation in order to capitalize on these opportunities and play an instrumental role in the growth of China's IC industry."

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

For more information, please visit: http://www.spreadtrum.com

Safe Harbor Statements:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the ability of the SC8800G in meeting the need for next generation communication experience; the effectiveness of the SC8800G in enabling the price of TD-SCDMA mobile terminals to be close to that of 2.5G products; the ability of the SC8800G in offering a reliable platform for various 3G services and playing an integral role of the 40nm technology in driving the development of TD-SCDMA, TD-LTE and 4G technology;  the ability of the SC8800G as an ideal solution for customers in developing competitive low power consumption mobile handsets; the expectations on the SC8800G's contribution to the development of Intelligent City, Internet of Things, Mobile Internet and the integration of telecommunications networks, cable TV networks and Computer network in China; tremendous opportunities faced by China's IC design companies; and the Company's dedication to continuous technology innovation in order to capitalize on such opportunities and play an instrumental role in the growth of China's IC industry.  The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; the rate at which the commercial deployment of TD-HSPA/TD-SCDMA technology will grow; market acceptance of the TD-HSPA/TD-SCDMA products; uncertainty regarding the timing and pace of adoption of the SC8800G by the Company's customers; the state of and any change in the Company's relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on May 7, 2010, as amended, especially the sections under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

CONTACT: Spreadtrum Communications, Inc., Ms. Kathy Zhou/Mr. Allen Zhao, +86-21-5080-2727, news@spreadtrum.com